1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

October 11, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC
Amendment No.1 Registration Statement on Form N-2
Filed: September 24, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), filed on September 24, 2012 with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a telephone call on October 3, 2012 among Messrs. Edward P. Bartz and John Ganley, Staff Attorneys, and Messrs. David J. Harris and Thomas Friedmann and Ms. Abigail C. Smith of Dechert LLP, outside counsel to the Fund, in a subsequent voicemail and in a further call among the same parties on October 10, 2012. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Asset Coverage of the Fund

1.	Please provide the asset coverage ratio of the Fund prior to giving effect to the proceeds of the initial public offering.

Response:

The table below shows the Fund’s indicative balance sheet as of June 30, 2012 on an estimated actual basis and on a pro forma basis, after giving effect to each of the Credit Facility, the Unsecured Term Loan, the distribution to the Members (the “Distribution”) and the contemplated

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Edward P. Bartz October 11, 2012 Page 2

initial public offering of $86 million. As requested, we have inserted a line item showing the Fund’s asset coverage ratio (defined as the ratio of total assets to indebtedness) for each of the steps in the formation transaction. In addition, we have clarified the information provided for the period immediately following the Distribution but prior to completion of the initial public offering.

	Prior to Borrowings (in millions except % and per share data)		Pro Forma for $50M Credit Facility (in millions except % and per share data)		Pro Forma for $90M Unsecured Term Loan (in millions except % and per share data)		Pro Forma for Distribution and Prior to the IPO (in millions except % and per share data)		Pro Forma for $86M IPO(1) (in millions except % and per share data
Loan & Other Assets	290		290		290		290		290
Cash	10		60		150		10		96

Total Assets	300		350		440		300		386

Debt	0		50		140		140		140
Equity (NAV)	300		300		300		160		246

Debt / Equity	0.00	x	0.17	x	0.47	x	0.88	x	0.57	x
Asset Coverage Ratio (total assets to indebtedness)	n/a		700%		314%		214%		276%

Shares	20.0		20.0		20.0		20.0		30.8

NAV / Share	15.0		15.0		15.0		8.0		8.0	(2)

Big Apple Concerns

[1]	The table includes rounded numbers for ease of presentation.
[2]

The Fund expects to adjust the number of shares of common stock outstanding upon its conversion from a limited liability company such that the initial public offering price of the Fund’s common stock will be approximately $15.00 per share, which is consistent with market practice for listed business development companies.

Edward P. Bartz October 11, 2012 Page 3

2.	Based on previous correspondence, it appears that the Members’ per share value would decrease as a result of the incurrence of debt and the distribution of the proceeds, which would result in the Members’ basis in the shares of the Fund being less than the cost to shareholders acquiring shares in the initial public offering. This would result in immediate and substantial dilution to public investors and substantial accretion for the Members. Please explain why such Distribution and the resulting substantial dilution to be experienced by investors in the public offering is consistent with the position of the Commission as expressed in Big Apple Capital Corp. No-Action Letter (publicly available May 6, 1982).

3.	Response:

As discussed on our telephone call on October 10, 2012, we do not believe the concerns expressed by the Commission in the Big Apple Capital Corp. No-Action Letter (publicly available May 6, 1982) (the “Big Apple Letter”) are present in connection with the contemplated Distribution and the ensuing initial public offering of common stock by the Fund.

As a result of the Distribution, the aggregate net asset value of the Fund will decline from approximately $300 million to $160 million, which will result in a proportional reduction in the Members’ remaining equity interest in the Fund. In round numbers, the net asset value of each share in the Fund held by the Members following the distribution will decline from $15.00 per share to approximately $8.00 per share. The Fund then intends to undertake a reverse stock split in connection with its conversion from a limited liability company into a corporation, so as to arrive at a net asset value per share of approximately $15.00 per share after the Distribution and conversion but immediately prior to the initial public offering. As a consequence of this change in the number of outstanding shares of the Fund, the Fund expects that investors in the initial public offering will pay approximately the same price as the net asset value per share held by the Members after the Distribution and prior to such offering, and that public investors will experience no meaningful dilution or accretion in connection with their investment in the Fund. The expected dilution to be experienced by investors in the initial public offering, if any, will be disclosed under “Dilution” in the Registration Statement. Accordingly, we respectfully submit that the Commission’s position expressed in the Big Apple Letter does not apply to the Distribution and the initial public offering as currently contemplated.

Edward P. Bartz October 11, 2012 Page 4

* * * * * * * * * *

We appreciate your attention to these responses and would like to arrange a conference call to discuss any remaining issues regarding the Registration Statement that the Staff would like to discuss, including the Fund’s proposed language regarding the calculation of incentive fees and its presentation of financial information, with a view to clearing all remaining comments as soon as practicable. Additionally, we undertake to file this and any ensuing written communications with the staff as correspondence.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann